UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2010

Mr. Christopher Glover
President and Chief Executive Officer
Flameret, Inc.
3280 Sunrise Highway, Suite 51
Wantagh, NY 11793

     RE: Flameret, Inc.
              Amendment to Registration Statement on Form S-1
              File No. 333-162022
              Filed February 26, 2010

Dear Mr. Glover:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your document, where appropriate, to speak as of the most recent practicable date. See, e.g., Item 403 of Regulation S-K. We note, for example, that you present shares outstanding as of November 30, 2009.

Risk Factors, page 6

2.   Please revise the reference to your audit report period in your page six risk factor to refer to the correct date.

Interest of Management and Others in Certain Transactions, page 33

3.   We note the revised disclosure on pages F-9 and F-10 regarding two related party loans entered into on September 18, 2009 and February 10, 2010, respectively. It appears that these loans should be addressed in response to Item 404(d) of Regulation S-K. Please advise or revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Steven Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

        cc.   Leo Moriarty, Esq.
                (714) 316-1306